                                                 EQU: TSX, NYSE

Equal Provides Operational Update and Summary of
2010 Year End Reserves

Calgary, Alberta – (CNW – March 3, 2011) Equal Energy Ltd. (“Equal” or “the Company”) is pleased to provide an update on its operations and a summary of December 31, 2010 year end independent reserves engineers’ reports.

Don Klapko remarked, “We are pleased with the continued performance of our three key plays at Alliance, Lochend and at the Hunton, all of which are meeting our expectations.  Our 2010 results were solid as we met our average production guidance and more than replaced our reserves.  Q1 2011 is our most active quarter yet, and we are also looking forward to getting our Hunton program underway in March.  We will monitor cash flow closely and adjust our capital spending up or down to ensure we retain the financial flexibility we’ve worked so hard to achieve.”

2010 Operational Results
Equal’s 2010 average production was 9,100 boe per day, within our guidance of 9,000-9,200 boe per day. Equal’s year end expected exit rate of over 9,100 boe per day was attained three weeks after the year end as certain wells drilled in Q4 2010 were being tied in and optimized.

At the end of 2010, Equal had drilled 6 wells (net 5.6) on the Alliance Viking play and 5 wells (net 4.3) on the Lochend Cardium play. In total 19 wells (net 17.2) were drilled in Canada in 2010. The production from our Canadian drilling operations is contributing 500 net boe per day to Equal’s performance (approximately 90% oil).  Three wells (net 1.6) were drilled in Oklahoma during 2010 on the Hunton and Circus plays which are contributing approximately 200 net boe per day.

2010 Reserves Highlights
Equal reports a summary of the results of its independent engineering reserve reports as shown in the following tables:

Year End 2010 Reserves Summary (Forecast Prices)
	Canada (000’s BOE)	Oklahoma (000’s BOE)	Total (000’s BOE)	Before Tax NPV10 ($MM)
Proved Reserves	6,055.5	19,796.2	25,851.7	$392.1
Probable Reserves	3,968.2	2,094.9	6,063.0	$76.9
Total	10,023.7	21,891.0	31,914.7	$469.0

    2009/2010 Reserves Reconciliation (000’s BOE @ Forecast Prices)
	Proved	Probable	Total Reserves
December 31, 2009	22,337.5	8,907.8	31,245.4

Discoveries and Extensions	2,166.3	1,002.1	3,168.5
Purchases	681.8	243.0	924.8
Dispositions	(802.9)	(623.1)	(1,426.0)
Production	(3,328.0)	-	(3,328.0)
Revisions	4,796.9	(3,466.9)	1,330.0

December 31, 2010	25,851.7	6,063.0	31,914.7

Reserve reports were prepared by McDaniel & Associates Consultants for Canadian assets and Haas Petroleum Engineering Services for Oklahoma assets using a forecast price deck and are both NI 51-101 compliant.  In summary, reserves grew slightly during the year despite the effect of production and the sale of a significant non-core asset at mid-year.  Importantly, Equal’s view of its production type curves for the Alliance Viking and Lochend Cardium plays is supported by the view of the independent engineers.  More detailed reserve disclosure will accompany the Annual Information Form filing later in March, 2011.

Forecast Price Assumptions
Year	WTI Oil $US/bbl	Henry Hub Natural Gas $US/MMBtu	Inflation Rate %	Exchange Rate $US/$CAN
2011	85.00	4.55	2.00	0.975
2012	87.70	5.30	2.00	0.975
2013	90.50	5.75	2.00	0.975
2014	93.40	6.30	2.00	0.975
2015	96.30	6.80	2.00	0.975
2016	99.40	7.35	2.00	0.975
2017	101.40	7.70	2.00	0.975
2018	103.40	8.00	2.00	0.975
2019	105.40	8.20	2.00	0.975
2020	107.60	8.35	2.00	0.975
2021	109.70	8.50	2.00	0.975
2022	111.90	8.70	2.00	0.975
2023	114.10	8.85	2.00	0.975
2024	116.40	9.05	2.00	0.975
2025	118.80	9.20	2.00	0.975
Thereafter	+2%/yr	+2%/yr	2.00	0.975

2011 Update
Looking forward, Equal is anticipating a steady production profile for 2011 as the Company executes its planned $60 million capital program.  The increasing oil component of the portfolio and operational efficiencies are anticipated to increase overall cash flow per share by 15 percent.  Canadian drilling is weighted toward light oil resource plays that have high initial decline rates and strong operating netbacks in the $40 to $50/bbl range that, in combination, result in a stable production profile with strong cash flow growth.  For budget purposes Equal has assumed commodity prices for 2011 that include US$80/bbl for WTI, US$4.25/mmbtu for NYMEX natural gas and C$3.50/GJ for AECO natural gas.  The capital program will be adjusted depending on commodity prices and their affect on cash flow.

Currently Equal has two rigs operating, one in the Lochend Cardium area and one in Alliance Viking. We are currently on our fifth Viking well for 2011 with plans to keep both oil plays drilling right to spring breakup.  Equal’s 2011 program will include up to 12 wells in the Alliance Viking play and up to 3 wells at the Lochend Cardium play.  This represents a continuous program of drilling with one rig on each play.  Equal’s Twin Cities Central Dolomite Hunton play drilling is to begin in the second half of March with plans to drill four wells with a continuous drilling program.

Final Court Approval of Petroflow Farmout Termination
Equal also provides an update with respect to the agreed termination of the farmout agreement with Petroflow. Final administrative and court approval was granted by the US bankruptcy court on February 15, 2011, confirming the previously announced termination of the farmout agreement with Petroflow.

The settlement of the Oklahoma farmout termination now clears the way for Equal to advance its drilling on the Hunton play which is planned to start in March.  The Hunton wells provide strong economics along with excellent production and reserve growth.

Dell Chapman                                                                                              Don Klapko
Chief Financial Officer                                                                                                President & CEO
(403) 538-3580 or (877) 263-0262                                                                         (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.
Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and convertible debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of oil and gas properties is geographically diversified with producing properties located in Alberta, British Columbia, Saskatchewan and Oklahoma.  Production is comprised of approximately 55 percent crude oil and natural gas liquids and 45 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its new oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may," "should," "anticipate," "expects," "seeks" and similar expressions. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters. Readers are cautioned that the foregoing list of factors is not exhaustive.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. In particular, drilling plans,on-production dates and production continuity are particularly subject to uncertainties and uncontrollable events such as surface access, rig availability, equipment availability, weather conditions, changes in geological interpretation, and other factors.  Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.  Financial outlook information contained in this press release about prospective cash flows is based on assumptions about future events, including economic conditions and proposed courses of action, based on management’s assessment of the relevant information currently available.  Readers are cautioned that any such financial outlook information contained herein should not be used for purposes other than for which it is disclosed herein.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

All dollar values are in Canadian dollars unless otherwise stated.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) thousand cubic feet to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf: 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.